UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41679

U Power Limited

2F, Zuoan 88 A, Lujiazui,

Shanghai, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Results of U Power Limited’s 2025 Annual General Meeting

The 2025 annual general meeting of shareholders (the “Meeting”) of U Power Limited (the “Company”) was held at 2F, Zuoan 88 A, Lujiazui, Shanghai, People’s Republic of China, on December 5, 2025, at 9:30 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/UCAR2025, pursuant to notice duly given.

At the close of business on November 4, 2025, the record date for the determination of holders of ordinary shares of the Company entitled to vote at the Meeting, there were 4,603,440 Class A ordinary shares outstanding, each share being entitled to one (1) vote, and 368,044 Class B ordinary shares (together with the Class A ordinary shares, the “Ordinary Shares”), each share being entitled to twenty (20) votes, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 4,779,314 Ordinary Shares, representing 11,964,320 votes of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	A special resolution to approve the change of voting power of the Class B ordinary shares from twenty (20) votes to one hundred (100) votes;

2.	A special resolution to adopt the third amended and restated memorandum and articles of association; and

3.	An ordinary resolution to approve share consolidations, as follows:

(i) on a date when the closing market price per Class A ordinary shares of par value of US$0.00001 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 10 ordinary shares of a par value of US$0.00001 each be consolidated into 1 (one) ordinary share of a par value of US$0.0001 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 399,941,181.2 Class A ordinary shares of a par value of US$0.0001 each, and 100,058,818.8 Class B ordinary shares of a par value of US$0.0001 each (the “First Share Consolidation”);

(ii) subsequently following the First Share Consolidation, on a date when the closing market price per the Class A ordinary share of a par value of US$0.0001 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 20 ordinary shares of a par value of US$0.0001 each be consolidated into 1 (one) ordinary share of a par value of US$0.002 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 19,997,059.06 Class A ordinary shares of a par value of US$0.002 each, and 5,002,940.94 Class B ordinary shares of a par value of US$0.002 each (the “Second Share Consolidation”);

(iii) subsequently following the Second Share Consolidation, on a date when the closing market price per the Class A ordinary share of a par value of US$0.002 each is less than US$1.00, or on such date as any director, chief executive officer or chief operating officer of the Company deems advisable and may determine in his or her absolute discretion, each 20 ordinary shares of a par value of US$0.002 each be consolidated into 1 (one) ordinary share of a par value of US$0.04 each, such that following such share consolidation, the authorized share capital of the Company will be US$50,000 divided into 999,852.953 Class A ordinary shares of a par value of US$0.04 each, and 250,147.047 Class B ordinary shares of a par value of US$0.04 each (the “Third Share Consolidation”, and together with the First Share Consolidation and the Second Share Consolidation, the “Share Consolidations”); and

(iv) no fractional shares shall be issued in connection with the Share Consolidations and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from each of the Share Consolidations shall instead be rounded up to the whole number of shares.

The results of the vote at the Meeting for the resolutions were as follows:

*	For	Against	Abstain
No. 1	4,725,493	33,928	19,893
No. 2	4,720,727	57,180	1,407
No. 3	4,741,793	36,833	688

*	The numbers in this column correspond to the resolutions enumerated in the third paragraph of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 5, 2025

U Power Limited

By:	/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer

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